K&L | GATES	Kirkpatrick & Lockhart Preston Gates Ellis LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

March 26, 2007

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AXA Premier VIP Trust – Post-Effective Amendment No. 1 to the
Registration Statement on Form N-14 (File Nos. 333-140163)

Ladies and Gentlemen:

We have acted as counsel to AXA Premier VIP Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Kirkpatrick & Lockhart Preston Gates Ellis LLP

Kirkpatrick & Lockhart Preston Gates Ellis LLP